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                         March 30, 2022

       Chen Wang
       President
       American Express Receivables Financing Corporation III LLC
       115 W Towne Ridge Pkwy, Room 454
       Sandy, Utah 84070

                                                        Re: American Express
Credit Account Master Trust
                                                            American Express
Receivables Financing Corporation III LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed March 25,
2022
                                                            File Nos.
333-263871 and 333-263871-01

       Dear Ms. Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance